meso numismatics, INC.

3265 JOHNSON AVENUE, SUITE 213

RIVERDALE, NY 10463

March 14, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meso Numismatics, Inc.
Form 10-12G
Filed December 12, 2018
File No. 000-56010

Dear sir or madam:

By letter dated February 7, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meso Numismatics, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-12G filed on December 12, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10 filed December 12, 2018

Business

General Information, page 1

1.	We note your disclosure regarding the merger between Pure Hospitality Solutions and Meso Numismatics Corp. Please revise here to clarify that your CEO, Melvin Pereira, controlled both companies at the time of the merger. In this regard, we note your disclosure on page F-11.

Response:

In response to the Staff’s comment, we have revised our registration statement to clarify that our CEO, Melvin Pereira, controlled both companies at the time of the merger.

Risk Factors, page 6

2.	Please add a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

Response: In response to the Staff’s comment, we have included an additional risk factor that our auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

We have a significant number of shares of our common stock…page 11

3.	Please disclose in this or a separate risk factor the number of shares issuable upon conversion of the outstanding Series BB Preferred Stock.

Response: In response to the Staff’s comment, we have included the number of shares issuable upon conversion of the outstanding Series BB Preferred Stock in this risk factor.

Our Executive Officers and Directors…page 12

4.	Please revise the risk factor to quantify the percentage of voting power held by your executive officers and directors, giving effect to their ownership of the Series AA Preferred.

Response: In response to the Staff’s comment, we have revised the risk factor to quantify the percentage of voting power held by our executive officers and directors, giving effect to their ownership of the Series AA Preferred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2018, page 14

5.	Please disclose management’s insight into the sources and changes in your revenue for the interim and annual periods. Refer to Item, 303(a)(3)(ii) and (iii) and Item 303(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have disclosed management’s insight into the sources and changes in your revenue for the interim and annual periods. It includes: prior to the acquisition of Meso Numismatics, Pure Hospitality Solutions, Inc. had no revenue. Revenue for the year ended December 31, 2017 included revenue of Meso Numismatics starting with June 30, 2017 when the companies first came under common control until August 14, 2017 the acquisition date. Revenue from the sale of coins, metals and paper money for the year ended December 31, 2017 was $29,241 compared to $0.00 for the same period in 2016. Revenue for the nine months ended September 30, 2017 included only three months of revenue starting with June 30, 2017 when the companies first came under common control. Revenue from the sale of coins, metals and paper money for the nine months ended September 30, 2018 was $38,299 compared to $14,901 of revenue for the same period in 2017.

6.	Please revise your analysis of the change in gross profit to also analyze your gross profit as a percentage of revenue. In doing so, please disclose management’s insight into why your sales were less profitable during the nine months ended September 30, 2018.

Response: In response to the Staff’s comment, we have revised our analysis of the change in gross profit to also analyze our gross profit as a percentage of revenue. In doing so, we disclosed management’s insight into why our sales were less profitable during the nine months ended September 30, 2018. Once an item has been acquired it is sent to NGC (the Numismatic Guaranty Corporation) for grading and authentication. Grading is the process of determining the grade or condition of the coin and banknote, which is the key factor in determining the sales price and ultimately the gross profit the company will record when the items are sold. The key reason for the 10% decrease in gross profit was a result of the grade of the products sold.

Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

Gross profit- Prior to the acquisition of Meso Numismatics, Pure Hospitality Solutions, Inc. had no revenue. Revenue for the nine months ended September 30, 2017 included only three months of revenue starting with June 30, 2017 when the companies first came under common control. Revenue from the sale of coins, metals and paper money for the nine months ended September 30, 2018 was $38,299 compared to $14,901 of revenue for the same period in 2017. As a result of the grading process, which is the key factor in determining value and ultimately gross profit on the sale of products the company generated a 55% gross profit of $21,376 for the nine months ended September 30, 2018 compared to a 65% gross profit of $9,282 for the same period in 2017.The key reason for the 10% decrease in gross profit was a result of the grade of the products sold.

Directors, Executive Officers, page 21

7.	We note disclosure throughout your registration statement regarding the benefit of Mr. Pereira’s experience in the numismatics industry. To support these statements, please revise this section to describe this experience in more detail.

Response: In response to the Staff’s comment, we have revised the disclosure included under the Directors, Executive Officers section to describe Mr. Pereira’s experience in the numismatics industry in greater detail.

Certain Relationships and Related Transactions, page 23

8.	Please identify by name the related parties referenced in this section. Refer to Item 404 of Regulation S-K

Response: In response to the Staff’s comment, we have revised Item 7. Certain Relationships and Related Transactions, and Director Independence to identify Wanda Chen as related party that was issued 170,000 shares of Series BB Preferred Stock

Financial Statements

Financial Statements for the Nine Months Ended September 30, 2018 and 2017

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

9.	We note your disclosure regarding the adoption of ASC 606 here and in your Critical Accounting Policy for revenue recognition on page 19. In both locations, you indicate that you recognize revenue from the sale of goods, licensing agreements and contracts to perform pilot studies. If you generate revenue from licensing agreements and/or contracts to perform pilot studies please revise the description of your business and the analysis of your results within MD&A to describe these lines of business and the resulting revenue. Otherwise, please remove the reference to these lines of business from this footnote and page 19. Additionally, we note your statements here and on page 19 that you accrue for warranty costs. Please tell us and disclose to your readers more detailed information about the warranties you offer; or if you do not provide warranties, remove your reference to warranties from your revenue recognition policies.

Response: Company does not have licensing agreements, contracts to perform pilot studies and warranties. These items have been removed from both Revenue Recognition locations on page 19 and page F-8.

Going Concern, page F-11

10.	You state here that you will need $750,000 to fund basic operations for the next twelve months. In your liquidity and capital resources discussions on pages 14 and 17, you state that you will need an aggregate of $645,000 for your three-stage approach to build your application technology. Please clarify your disclosures here and within liquidity and capital resources to state, if true, that the $645,000 required to build your application technology is in addition to the $750,000 needed for basic operations. If this is not the case, please revise your disclosures accordingly. Finally, please revise your liquidity and capital resources discussions to disclose, if known, the time frame in which you expect to execute each stage of your three-stage approach.

Response: The aggregate of $645,000 for a three-stage approach to build application technology was a carry-over from the Hospitality business and should be removed from the liquidity and capital resources discussions on page 14 and 17. Below is the revised liquidity and capital resources discussions on page 14 and 17, to only include the $750,000 to fund basic operations for the next twelve months.

Liquidity and Capital Resources

Since inception, the Company has financed its operations through private placements and convertible notes. The following is a summary of the cash and cash equivalents as of September 30, 2018 and 2017.

	As of September 30,
	2018	2017	$ Change	% Change
Cash and cash equivalents	$30,311	$19,028	$11,283	59.30%

To fund basic operations for the next twelve months, the Company projects a need for $750,000 that will have to be raised through debt or equity.

Liquidity and Capital Resources

Since inception, the Company has financed its operations through private placements and convertible notes. The following is a summary of the cash and cash equivalents as of December 31, 2017 and 2016.

	As of December 31,
	2017	2016	$ Change	% Change
Cash and cash equivalents	$7,750	$6,648	$1,102	16.58%

To fund basic operations for the next twelve months, the Company projects a need for $750,000 that will have to be raised through debt or equity.

Financial Statements for the Years Ended December 30, 2017 and 2016

Report of Independent Registered Public Accounting Firm, page F-25

11.	Please have your auditors revise their audit report to include their audit tenure. Specifically, a statement disclosing the year in which they began serving consecutively as your auditor should be presented. Refer to PCAOB Release No. 2017-001. Additionally, if you continue to believe that reference to the restatement of your financial statements is appropriate, please have your auditors revise the paragraph of their audit report describing the restatement of the 2017 financial statements to remove the reference to 2018.

Response: Our auditor has revised their audit report accordingly.

Note 2 – Summary of Significant Accounting Policies

Business Combinations, page F-35

12.	We note that you accounted for the acquisition of Meso Numismatics as a merger of entities under common control. We have the following comments:

●	Please tell us the date that you and Meso Numismatics first came under common control and clearly disclose this to your investors.

●	Please confirm our assumption, if true, that your audited and interim financial statements have combined your financial statements and the financial statements of Meso Numismatics for the period between the date you first came under common control and the acquisition date. Refer to ASC 805-50-45-2 through 45-5.

●	If the above assumption is correct, please revise your analysis of results within MD&A to better explain to your investors the changes that occurred at Meso Numismatics in 2017 that allowed it to begin generating revenue and the further changes that occurred at Meso Numismatics in 2018 that resulted in a significant increase in revenue.

Response:

Pure Hospitality Solutions, Inc. and Meso Numismatics first came under common control was June 30, 2017.

The audited financials of Pure Hospitality Solutions, Inc. for the year ended December 31, 2017 included the financials of Meso Numismatics from June 30, 2017, date companies came under common control until August 14, 2017 acquisition date. The interim financials of Pure Hospitality Solutions, Inc. for the nine months ended September 30, 2017 included the financials of Meso Numismatics from June 30, 2017, date companies came under common control until August 14, 2017 acquisition date.

Revised results of operations for both years ended December 31, 2017 and 2016 along with nine months ended September 30, 2018 and 2017 to include the date companies came under common control along with the effect on revenue.

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Gross profit- Prior to the acquisition of Meso Numismatics, Pure Hospitality Solutions, Inc. had no revenue. Revenue for the year ended December 31, 2017 included revenue of Meso Numismatics starting with June 30, 2017 when the companies first came under common control. Revenue from the sale of coins, metals and paper money for the year ended December 31, 2017 was $29,241. As a result of the grading process, which is the key factor in determining value and ultimately gross profit on the sale of products the company generated gross profit of $24,431 for the year ended December 31, 2017 compared to $0.00 for the same period in 2016.

Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

Gross profit- Prior to the acquisition of Meso Numismatics, Pure Hospitality Solutions, Inc. had no revenue. Revenue for the nine months ended September 30, 2017 included only three months of revenue starting with June 30, 2017 when the companies first came under common control. Revenue from the sale of coins, metals and paper money for the nine months ended September 30, 2018 was $38,299 compared to $14,901 of revenue for the same period in 2017. As a result of the grading process, which is the key factor in determining value and ultimately gross profit on the sale of products the company generated a 55% gross profit of $21,376 for the nine months ended September 30, 2018 compared to a 65% gross profit of $9,282 for the same period in 2017. The key reason for the 10% decrease in gross profit was a result of the grade of the products sold.

Note 8 – Restatements, page F-47

13.	We note the discussion of the restatement of your financial statements, including your presentation of previously filed financial statement amounts. Please tell us and revise your footnote to more clearly disclose to your investors the meaning of your references to “previously filed” or “as filed” financial statements. We note that this Form 10 is the first filing you have made with us, so your references to previously filed financial statements do not appear to have the common meaning of financial statements previously filed with the SEC.

Response: The initial opinion for the years ended December 31, 2017 and 2016 was issued on August 27, 2018. During the time of the review for the nine months ended September 30, 2018 and 2017 it was discovered that the accounts payable settled with shares of stock was not accounted for correctly in 2017. The shares were issued in 2018 but agreement was dated in December 2017. Since financials for the years ended December 31, 2017 and 2016 issued on August 27, 2018 had already been distributed to the company a restatement was done and new opinion issued on November 8, 2018 with Note 8-Restatements.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Melvin Pereira

Chief Executive Officer

Meso Numismatics, Inc.

3265 Johnson Avenue, Suite 213

Riverdale, NY 10463